Ford Credit Floorplan Corporation

Ford Credit Floorplan LLC

One American Road

Dearborn, Michigan  48126

November 20, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Arthur C. Sandel and Kayla Florio

Re:                                                           Ford Credit Floorplan Master Owner Trust A
Ford Credit Floorplan Corporation
Ford Credit Floorplan LLC
Amendment No. 3 to Registration Statement on Form SF-3

Filed November 20, 2015

Commission File No. 333-206773

Ladies and Gentlemen:

Under Rule 461 under the Securities Act of 1933, as amended, the Co-Registrants hereby respectfully request the acceleration of the effective date of the above-captioned Registration Statement, which was filed on September 4, 2015 and amended on October 5, 2015, November 16, 2015 and November 20, 2015 (as amended, the “Amended Registration Statement”), such that the Amended Registration Statement becomes effective at 11:00 A.M. on Tuesday, November 24, 2015 or as soon thereafter as practicable.

The Co-Registrants acknowledge that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Co-Registrants from full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Co-Registrants may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

FORD CREDIT FLOORPLAN CORPORATION

By:	/s/ David A. Webb
	Name:	David A. Webb
	Title:	Assistant Treasurer

FORD CREDIT FLOORPLAN LLC

By:	/s/ David A. Webb
	Name:	David A. Webb
	Title:	Assistant Treasurer